                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 4)*

                             DOUBLETREE CORPORATION
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  258624 10 5
 -----------------------------------------------------------------------------
                                 (CUSIP Number)

                              William L. Perocchi
                        410 North 44th Street, Suite 700
                             Phoenix, Arizona 85508
 -----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  May 24, 1996
 -----------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                                            1         4
CUSIP No. 258624 10 5                                Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter V. Ueberroth, Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          707,459 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON
                          -0- shares of Common Stock (See Item 5)
    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          707,459 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           2         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Virginia M. Ueberroth, Co-Trustee of The Ueberroth Family Trust established by trust agreement dated June 27, 1986
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          707,459 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          707,459 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           3         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Alice J. Saviez, Trustee of the Ueberroth Investment Trust established by trust agreement dated June 10, 1994
________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF              -0- shares of Common Stock (See Item 5)

    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          160,973 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          160,973 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          00
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                                  SCHEDULE 13D
                                                           4         4
CUSIP No. 258624 10 5                               Page ______ of ______ Pages

________________________________________________________________________________

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Peter V. Ueberroth

________________________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

________________________________________________________________________________

3    SEC USE ONLY

________________________________________________________________________________

4    SOURCE OF FUNDS*

                00
________________________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     / /
________________________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

                United States Citizen
________________________________________________________________________________

                7       SOLE VOTING POWER

   NUMBER OF
                          -0- shares of Common Stock (See Item 5)
    SHARES
               _________________________________________________________________
 BENEFICIALLY
                8       SHARED VOTING POWER
  OWNED BY
                          1,080,432 shares of Common Stock (See Item 5)
    EACH       _________________________________________________________________

  REPORTING     9       SOLE DISPOSITIVE POWER

   PERSON                 -0- shares of Common Stock (See Item 5)

    WITH       _________________________________________________________________

               10       SHARED DISPOSITIVE POWER

                          1,080,432 shares of Common Stock (See Item 5)
________________________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          See Item 5
________________________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

________________________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          See Item 5
________________________________________________________________________________

14   TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7

SEC 1746 (9-88)

                             DOUBLETREE CORPORATION
                                  COMMON STOCK
                              CUSIP NO. 258624 10 5


                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D (the "Amendment") is being filed on behalf of Peter V. Ueberroth and Virginia M. Ueberroth, as co-trustees of The Ueberroth Family Trust (the "1986 Trust"), Alice J. Saviez, as trustee of The Ueberroth Investment Trust (the "1994 Trust") and Peter V. Ueberroth as an individual (collectively, the "Reporting Entities") to amend the Schedule 13D filed on behalf of the Reporting Entities on November 18, 1994, Amendment No. 1 to Schedule 13D filed on behalf of the Reporting Entities on June 2, 1995 and Amendment No. 2 to Schedule 13D filed on behalf of the Reporting Entities on June 22, 1995 and Amendment No. 3 to Schedule 13D filed on behalf of the Reporting Entities on May 14, 1996 (collectively, the "Schedule 13D"), relating to the common stock, par value $.01 ("Common Stock"), of Doubletree
Corporation, a Delaware corporation (the "Company" or "Doubletree").

Item 1.           Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), issued by the Company, whose principal executive offices are at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 4.           Purpose of Transaction.

        Item 4 of Schedule 13D is hereby amended in pertinent part, as follows:

                  On April 30, 1996, the Company filed a Registration Statement on Form S-3, as amended by Amendment No. 1 filed on May 7, 1996 (the "Registration Statement") with the Securities and Exchange Commission registering an aggregate of 3,682,000 (excluding 552,300 additional shares which were sold by the Company to cover over-allotments) for sale to the public (the "Securities"). On May 20, 1996, the Registration Statement was declared effective by the Commission, and on May 24, 1996, the sale of the Securities was completed. Of the Securities, 212,000 shares were sold by the 1994 Trust. The Registration Statement is listed as an exhibit to this Amendment and is incorporated herein by reference. The terms and conditions of the sale of the Securities to the public are set forth in an underwriting agreement (the "Underwriting Agreement"), which was entered into on May 20, 1996. The Underwriting Agreement is listed as an exhibit to this Amendment and is incorporated herein by reference.

Item 5.           Interest in Securities of the Issuer.

        Item 5 of Schedule 13D is hereby amended, in pertinent part, as follows:

                  (e) By reason of the sale of 212,000 shares by the 1994 Trust on May 24, 1996, the Reporting Entities ceased to be the owners of more than five percent of the Company's outstanding shares of Common Stock.

Item 7.           Materials to be filed as Exhibits.

          *       1.     There is filed herewith as Exhibit "A" an Agreement
Regarding Liquidation dated as of October 31, 1994, by and among GE Investment Hotel Partners I, Limited Partnership, a Delaware limited partnership ("GEHOP"), Ridge Partners, L.P., a Delaware limited partnership ("Ridge Partners") the 1986 Trust, the 1994 Trust and GQ Equities Limited, a Delaware corporation.

          *       2.     There is filed herewith as Exhibit "B" a Stockholders
Agreement dated as of June 30, 1994 among the Company, the Partnership, Canadian Pacific Hotels (U.S.), Inc., a Delaware corporation ("CPHUS"), MetPark Funding, Inc., a Delaware corporation ("MetPark"), GEHOP, Ridge Partners, the 1986 Trust, and the 1994 Trust.

          *       3.     There is filed herewith as Exhibit "C" an Amendment No.
1 to Incorporation and Registration Rights Agreement dated as of June 30, 1994 by and among Doubletree Partners, a Delaware general partnership, the Company, GQ Owners, GEHOP, MetPark, the 1986 Trust, the 1994 Trust, Ferris and Ridge Partners.

          *       4.     There is filed herewith as Exhibit "D" an Agreement of
Limited Partnership for GQ Owners dated December 1993.

         **       5.     Registration Statement on Form S-1 filed by the Company
with the Commission on May 25, 1995, as amended by Amendment No. 1 filed with the Commission on June 13, 1995 and post-effective Amendment No. 1 filed with the Commission on June 15, 1995.

         **       6.     Underwriting Agreement, dated June 13, 1995, among the
Company the Selling Stockholder, the 1994 Trust and the underwriters.

                  7. Registration Statement on Form S-3 filed by the Company with the Commission on April 30, 1996, as amended by Amendment No. 1 filed with the Commission on May 7, 1996 (Previously filed by the Company in Registration No. 333-4256 and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

                  8. Form of Underwriting Agreement, among the Company, certain selling stockholders, the 1994 Trust and the underwriters (Previously filed by the Company in Registration No. 333-4256 and incorporated by reference herein pursuant to Rule 12b-32 of the Securities Exchange Act of 1934, as amended).

- ---------------
*   Filed by the Reporting Entities on November 18, 1994 as an exhibit to
    Schedule 13D.

** Filed by the Reporting Entities on June 22, 1995 as an exhibit to Amendment No. 2 to Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 29, 1996.

                                     THE UEBERROTH FAMILY TRUST ESTABLISHED BY
                                     TRUST AGREEMENT DATED JUNE 27, 1986


                                     By:   /s/Peter V. Ueberroth
                                           ------------------------------------
                                           Peter V. Ueberroth, Co-Trustee


                                     By:   /s/Virginia M. Ueberroth
                                           ------------------------------------
                                           Virginia M. Ueberroth, Co-Trustee



                                     UEBERROTH INVESTMENT TRUST ESTABLISHED BY
                                     TRUST AGREEMENT DATED JUNE 10, 1994


                                     By:   /s/Alice J. Saviez
                                           ------------------------------------
                                           Alice J. Saviez, Trustee




                                    /s/Peter V. Ueberroth
                                    -------------------------------------------
                                    PETER V. UEBERROTH